UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2014

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: May 1, 2014		Signed: /s/ Celeste Evancio
	By:	Name: Celeste Evancio
Title: Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: May 1, 2014		Signed: /s/ Celeste Evancio
	By:	Name: Celeste Evancio
Title: Assistant Corporate Secretary

Release Immediate: May 1, 2014

Canadian Pacific announces election of Gary Colter as Chairman of the Board

Calgary, AB – Canadian Pacific Railway (TSX: CP) (NYSE: CP) today announced Gary F. Colter was elected Chairman of the Company’s Board of Directors. Colter replaces Paul G. Haggis, who concluded his term as Chairman but will continue to serve as a director and joins the Audit and Finance Committees. Both Colter and Haggis have served on the CP Board for two years.

“It has been my pleasure to have served as Chairman of the new CP,” said Haggis. “I’m delighted that Gary has been elected chairman, and I know he will continue to provide excellent leadership for the important work that CP is doing.”

Colter is the President of CRS Inc., a corporate strategy and restructuring firm, which he founded in 2002. He was previously with KPMG Canada, for 34 years. He led their Canadian and global financial advisory services practices and retired as vice chairman in 2002. In addition to CP, Colter is a Director of CIBC, Owens-Illinois, Core-Mark and Revera. He is a graduate of the Ivey Business School of the University of Western Ontario, and is a Fellow Chartered Accountant.

“I am very proud and honoured to be elected by the Board as Chairman of CP, and on behalf of my fellow board members, I would like to thank Paul for his strong leadership,” said Colter. “The CP Board remains committed to working with management and the Canadian Pacific team and all stakeholders, as the company continues to move forward with its exciting transformational journey.”

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts

Media

Ed Greenberg

Tel.: 612-849-4717

24/7 Media Pager: 855-242-3674

email: Ed_greenberg@cpr.ca

Investment Community

Nadeem Velani

Tel.: 403-319-3591

email: investor@cpr.ca